Exhibit 99.1

	3 Months Ended	Year Ended	Year Ended
	3/31/2015	12/31/2014	12/31/2013
Earnings:
Net increase in stockholders’ equity resulting from operations	$100,576	$590,949	$488,521
Income tax expense, including excise tax	3,525	18,329	14,105
Total earnings before taxes	$104,101	$609,278	$502,626

Fixed Charges:
Interest and credit facility fees	$58,575	$216,019	$171,495
Total fixed charges	$58,575	$216,019	$171,495

Earnings available to cover fixed charges	$162,676	$825,297	$674,121

Ratio of earnings to fixed charges	2.8	3.8	3.9

Footnote disclosure:

Total realized and unrealized gains (losses) from investment transactions and capital gains incentive fee expense accrued in accordance with GAAP	$(16,881)	$123,680	$46,475
Earnings available to cover fixed charges excluding above	$179,557	$701,617	$627,646
Ratio of earnings to fixed charges excluding above	3.1	3.2	3.7